Filed by Colombier Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Colombier Acquisition Corp.

Commission File No. 001-40457

Date: June 26, 2023

Breitbart News Saturday– Interview with Michael Seifert

Breitbart News Saturday, SiriusXM Patriot 125

June 24, 2023

Matt Boyle: We have on the line right now another very special guest, Michael Seifert. He is the founder and CEO of PublicSq., which is an online marketplace, it has over a million active users. And PublicSq. is extremely important because what it’s an app that’s designed to help conservatives across America find businesses that align with their values and when we’re seeing all these companies doing woke stuff out there, that’s pretty hard to do. So, Michael Seifert, really want to thank you for joining us here on Breitbart News Saturday.

Michael Seifert: I’m grateful to be with you.

Matt Boyle: Okay, so can you first I know you guys are doing this baby bonus thing, which is really cool. I want to talk about that. But let’s first talk about what PublicSq. is. Because, you know, we see all these like, woke companies right like and we see the cause for boycotts, right, like, particularly for instance, Bud Light, right, like so but like, you see them go do the thing with Dylan Mulvaney and the transgender stuff, where you’re like, and everybody calls to boycott Bud Light, and then you look around and you’re like, Well, what beer should I drink and Coors lights, doing all sorts of stuff like this. Miller lights doing all sorts of stuff like this. I saw Governor DeSantis did an interview with somebody a couple months ago about this and he was asked, well, what should you drink instead? And he says he drinks the Guinness, well Guinness’ parent companies even worse than Bud Light’s right like so what I’m getting at here is Diageo right like they’re the they literally 14 years running have gotten the the Lefty award from the I think it’s the Human Rights Campaign or something. But the point is for LGBT nonsense, but the point here is, is that it’s tough to figure out which companies are good and which ones are not when you were making decisions like this, you guys reportedly have the answer. What? Walk us through what PublicSq. is.

Michael Seifert: Well, you nailed it. We are the nation’s largest marketplace of businesses that have refused to go woke. These are businesses that are pro-life, pro-family, pro freedom, they love the country and the Constitution and the values that it protects. We actually have over 55,000 different vendors on the platform. So, businesses of all different industries and backgrounds that have agreed with our set of core values have been an align embedded in alignment with those core values, and then placed on the platform. Consumers then join for free, and you actually mentioned mentioned the metrics that we’re celebrating at the moment at the outset of this call. We actually crossed over a million consumer members on our platform faster than Twitter did in the early days. So, the marketplace is growing exponentially. The way it works is you head to PublicSq.com, and if you’re a consumer, you joined for free. You see these 55,000 plus businesses whether you’re looking for household goods or a new beer, in fact, after Bud Light, did what they did. We saw an 800% increase in searches for beer the next day and we were able to showcase local breweries that have joined our platform, and awesome beer companies like Armed Forces brewing or Mike Hess brewing that will ship their beer to you. And then if you’re a business, you also head to PublicSq.com. You join for free, you see our value statements, you agree to respect those values, meaning you’re not going to spend time money or resource antagonistically against those values. And this helps consumers know with an assurance they’re not spending their money on companies that hate our country and the values that have made it special. And we’re just getting started. We launched nationwide July 4 of 2022 almost a year ago, and we have big hopes for the future. We’re going to take over commerce and bring the power structures of society back toward We the People.

Matt Boyle: Okay, so what if so, let’s say you’re a consumer out there, and you learn that a product that you’ve been regularly buying is woke right like you’re they’re doing lefty nonsense or whatever. Walk us through the steps of what they should do when they go on to your guys app and website. How do they go in search for I don’t know whether it’s beer or whether it’s a car company or whether it’s a computer company or whatever it might be, you know, whatever product how does a consumer who is concerned about this, take advantage of your guy’s product and then do the you know, get access to the information that can point them to a credible alternative.

Michael Seifert: Well, you can do it two ways. First way is you can head to PublicSq.com. You can head to the website and you can create an account there takes about 30 seconds and then you have access to the whole marketplace. It’s free. We’re never gonna ask you for money. And we won’t share your personal data. All of that is yours and yours personally. You have the ability then to browse on our featured page where you can see kind of some of the new hot up and coming businesses that are on the platform. You can actually use the shop local options so that you can see a map of businesses around you and your local community. And then you can use the shop online tap browse the categories use the search bar and discover businesses both online and local, that share your values so that you can know whether like you mentioned for a beer or for a car company, that you are spending your money with people that have joined this platform and are aligned with your values. It’s pretty cool. And what’s nice too about this is that you know we are a business marketplace at the moment we’re actually moving more toward a product marketplace this summer with fully integrated e commerce so that we actually can rival Amazon, that’s where we’re going. We are here to take on the digital commerce space. And and we’ve made incredible headway in doing that. And so whether you’re literally looking for laundry detergent or a dry cleaner, you can find it on the platform and we have testimonies that rolling hundreds of every single day of businesses then in the process saying, Our profits are going through the roof because we joined this platform with a free profile and there’s trust implemented in these transactions. So, there’s really this cool parallel economy ecosystem that’s been created. And it all starts with consumer spending. We hate ESG, we hate DEI. We talk about these policies all the time in the news, but the only way that we are going to topple those corrupt philosophies that are destroying our economy is by shifting consumer spending. And so, we’re offering the easiest directory out there to go and do that as your starting point.

Matt Boyle: Right Okay, so now, you guys have so I was kind of alluding to at the top of the segment there. You guys have rolled out a new bonus for employees so your guys employees, you’re gonna get $5,000 bonuses if they have a baby or adopt a child, which is a direct contrast to as you mentioned Amazon there. Amazon is apparently giving $4,000 worth of abortion or travel to their employees if they can’t get an abortion within 100 miles of where they live. So, a really sharp contrast, if you will. Can you talk to us about what your guys policy is and then compare and contrast it with Amazon?

Michael Seifert: Yeah, happy to and it’s actually you know, obviously a fitting time to be discussing this given that today is the one year anniversary of decision overturning Roe v. Wade. You know, last year at this time is when all these companies came out and they signed a petition. You know hundreds of companies like Airbnb, Lululemon, Amazon, Walmart, all these companies saying we are going to fund our employees abortion, as you mentioned. And so when I saw that, you know, we’ve just been really dismayed and frustrated watching companies turn against the family unit. And by the way, those companies will say all day long, that they’re doing this for women’s health care. But they’re lying. Everyone knows they’re lying. What they’re actually doing is they’re saying very clearly, we don’t want to pay for your maternity leave. We don’t want to pay for the loss of productivity. So instead, here’s $4,500 and go abort your baby. It is absolute blatant corporate corruption. And we wanted to sing an opposite tune. So, what we decided to do is we said, let’s go out there and let’s while these other companies are doing $4,500 for an abortion, let’s give $5,000 bonuses after tax to our employees. We’re going to set this policy in stone so we’re nearing 100 employees full time right now. So, we said let’s go ahead and set this policy in stone as we continue to grow rapidly into the future. And let’s make sure our employees know that we celebrate the expansion of their family, so $5,000 for any employee or their spouse, that were to have a baby so even if you’re a male on our staff and your spouse is having a baby even though she doesn’t work for us technically we’ll give your family that $5,000 bonus on top of the family benefits that we already provide. And then also if you are seeking to adopt whether out of choice or fertility is not an option. What we want to do is we want to make sure that we’re able to offset some of those really exorbitant adoption fees. So when you want to go through the process of beginning the adoption, we’ll actually contribute $5,000 to that process. And by the way, this is not limited to one child. So, if people have twins or if they have multiple babies while they’re on staff with us, we want to make sure that every single time they know that there’s this extra little gift that hopefully is at least a small sign of saying we love the family unit. We believe it needs to grow strong families make a strong nation and ultimately at the end of the day, our company is only as strong as the families that have built it.

Matt Boyle: Right yeah, really, really incredible stuff here, Michael and so you were mentioning you guys have been around for less than a year right? Like you launched July last year. So, kind of give us a sense of like, the growth of PublicSq. You know, how are you guys doing in you know, you kind of give us a little bit of a sense of where things are going which is into the E-commerce space, right, the Amazon space, but, you know, what are some of the things that you’re starting to see? You know, moving forward here because I know it’s tough to start a business, especially in this space, but it’s a lot easier to just go with the headwinds with the woke right like in the way the left is pushing, you know, the BlackRock’s of the world and do the DEI and, and all that stuff and get your rating and move on. But you guys are challenging that orthodoxy and sounds like you’re being pretty successful.

Michael Seifert: Well, thank you. We certainly are growing at a pace that I think is taking the country and especially the world of commerce by storm, and I think that’s, you know, that’s not that’s not primarily a sign of anything special about us as a company. It’s more of a sign of the nation’s hunger for this solution. I think the market especially red America that loves the country and the Constitution and the values that it protects. We’re really tired of feeling lectured by companies that hate us. And our growth is purely a sign of that frustration, but also a hope for a solution. Because people wouldn’t sign up for our platform at PublicSq.com or download the app on the App Store or Google Play. Unless they felt like we were actually going to provide some solutions to them. They wouldn’t keep coming back. They wouldn’t shop from these businesses unless they still felt hope for the future. And so, I take our growth as a massive win, not specifically for PublicSq. more broadly, I take it as a win for our economy. You know, red America is actually the third largest economy in the world by GDP when you look at election data from the 2020 election. If you look at 2020 you look at the counties that voted for Trump, that’s 30% of American GDP. You put that up in, in quantitative form, and that’s $7 trillion. So red America, if we just use election data is a $7 trillion GDP economy, that puts it third in the world, just behind China and just ahead of Japan. So, this is a massive, unaddressed market that is not being spoken to. if you’re a Christian, conservative mom, consumer from the Midwest, for example. There’s not a brand in the country in a major corporate sense that’s speaking to you but if you come to our platform, you immediately are introduced over 55,000 businesses that would love to speak to you many of them will actually give discounts as an incentive for spending money and aligning with your values. And we’re really excited about the response that we’ve received there. The last thing that I’ll mention is that, you know, as we continue to grow into the future, the goal is to just continue to implement developments and updates to the platform. Amazon’s had 30 years to build. We’ve been around less than two, you know, so we’re wanting to build fast. We’ve got an incredible team of industry professionals that have left other woke companies to come and join us in this effort, because they were tired of their former employers. And we’re actually going public this summer so we can be accompanied by the people for the people. And owned by we the people in a partnership with a SPAC at CLBR on the New York Stock Exchange, and we’re hoping for that to provide growth capital and an exciting new boost as we head forward into the future. So, there’s a lot going on at PublicSq., but bottom line, this is a sign that the country is ready for a new way of transacting that looks more patriotic, more constitutionally and more freedom oriented and we’re here to hopefully provide that solution.

Matt Boyle: All right, Michael Seifert from PublicSq., sir. really want to thank you for joining us here on Breitbart News Saturday. Where can people again go to learn more about you guys get involved?

Michael Seifert: Well, thanks so much for having me. if you want to get involved, join the community either as a consumer or a business you can head to PublicSq.com or you can download the app on the App Store or Google Play again, PublicSq.com. Thank you so much and it’s been great talking to you, happy Saturday.

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Additional Information and Where to Find It

In connection with the proposed transaction (the “Proposed Transaction”), Colombier Acquisition Corp. (“Colombier”) intends to file a registration statement on Form S-4 (as may be amended or supplemented from time to time, the “Form S-4” or the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which will include a preliminary proxy statement and a prospectus in connection with the Proposed Transaction. STOCKHOLDERS OF COLOMBIER ARE ADVISED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT, ANY AMENDMENTS THERETO, THE DEFINITIVE PROXY STATEMENT, THE PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. HOWEVER, THIS DOCUMENT WILL NOT CONTAIN ALL THE INFORMATION THAT SHOULD BE CONSIDERED CONCERNING THE PROPOSED TRANSACTION. IT IS ALSO NOT INTENDED TO FORM THE BASIS OF ANY INVESTMENT DECISION OR ANY OTHER DECISION IN RESPECT OF THE PROPOSED TRANSACTION. When available, the definitive proxy statement and other relevant documents will be mailed to the stockholders of Colombier as of a record date to be established for voting on the Proposed Transaction. Stockholders and other interested persons will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement, the Registration Statement and other documents filed by Colombier with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov.

Colombier’s stockholders will also be able to obtain a copy of such documents, without charge, by directing a request to: Colombier Acquisition Corp., 214 Brazilian Avenue, Suite 200-A, Palm Beach, FL 33480; e-mail: IRCLBR@longacresquare.com. These documents, once available, can also be obtained, without charge, at the SEC’s website at www.sec.gov.

Participants in the Solicitation

Colombier, PSQ Holdings, Inc. (“PublicSq.”) and their respective directors and executive officers may be deemed participants in the solicitation of proxies of Colombier’s stockholders in connection with the Proposed Transaction. Colombier’s stockholders and other interested persons may obtain more detailed information regarding the names, affiliations, and interests of certain of Colombier executive officers and directors in the solicitation by reading Colombier’s final prospectus filed with the SEC on June 9, 2021 in connection with Colombier’s initial public offering (“IPO”), Colombier’s Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on March 22, 2022 and Colombier’s other filings with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the Proposed Transaction, which may, in some cases, be different from those of stockholders generally, will be set forth in the Registration Statement relating to the Proposed Transaction when it becomes available. These documents can be obtained free of charge from the source indicated above.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transaction. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended or an exemption therefrom.

Forward-Looking Statements

This communication may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, and for purposes of the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. Any statements other than statements of historical fact contained herein are forward-looking statements. Such forward-looking statements include, but are not limited to, expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding PublicSq. and the Proposed Transaction and the future held by the respective management teams of Colombier or PublicSq., the anticipated benefits and the anticipated timing of the Proposed Transaction, future financial condition and performance of PublicSq. and expected financial impacts of the Proposed Transaction (including future revenue, pro forma enterprise value and cash balance), the satisfaction of closing conditions to the Proposed Transaction, financing transactions, if any, related to the Proposed Transaction, the level of redemptions of Colombier’s public stockholders and the products and markets and expected future performance and market opportunities of PublicSq. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “could,” “expect,” “estimate,” “future,” “intend,” “may,” “might,” “strategy,” “opportunity,” “plan,” “project,” “possible,” “potential,” “project,” “predict,” “scales,” “representative of,” “valuation,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, without limitation: (i) the risk that the Proposed Transaction may not be completed in a timely manner or at all, which may adversely affect the price of Colombier’s securities, (ii) the risk that the Proposed Transaction may not be completed by Colombier’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Colombier, (iii) the failure to obtain the approval of the Proposed Transactions from the stockholders of Colombier and PSQ, respectively, (iv) the failure to obtain regulatory approvals, as applicable, required to consummate the Proposed Transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the effect of the announcement or pendency of the Proposed Transaction on PublicSq.’s business relationships, operating results, and business generally, (vii) risks that the Proposed Transaction disrupts current plans and operations of PublicSq., (viii) the outcome of any legal proceedings that may be instituted against PublicSq. or against Colombier related to the Merger Agreement or the Proposed Transaction, (ix) the ability to satisfy and maintain the listing of Colombier’s securities on the New York Stock Exchange or another national securities exchange, (x) changes in the competitive industries and markets in which PublicSq. operates; variations in performance across competitors, changes in laws and regulations affecting PublicSq.’s business and changes in the combined capital structure, (xi) the ability to implement business plans, growth, marketplace and other expectations after the completion of the Proposed Transaction, and identify and realize additional opportunities, (xii) the potential inability of PublicSq. to achieve its business and consumer growth and technical development plans, (xiii) the ability of PublicSq. to enforce its current or future intellectual property, including patents and trademarks, along with potential claims of infringement by PublicSq. of the intellectual property rights of others, (xiv) risk of loss of key influencers, media outlets and promoters of PublicSq.’s business or a loss of reputation of PublicSq. or reduced interest in the mission and values of PublicSq. and the segment of the consumer marketplace it intends to serve and (xv) the risk of economic downturn, increased competition, a changing regulatory landscape and related impacts that could occur in the highly competitive consumer marketplace, both online and through “bricks and mortar” operations. The foregoing list of factors is not exhaustive. Recipients should carefully consider such factors and the other risks and uncertainties described and to be described in the “Risk Factors” section of Colombier’s IPO prospectus filed with the SEC on June 9, 2021, Colombier’s Annual Report on Form 10-K filed for the year ended December 31, 2022, as filed with the SEC on March 24, 2023, and subsequent periodic reports filed by Colombier with the SEC, the Registration Statement and other documents filed or to be filed by Colombier from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Recipients are cautioned not to put undue reliance on forward-looking statements, and neither PublicSq. nor Colombier assume any obligation to, nor intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Neither PublicSq. nor Colombier gives any assurance that either PublicSq. or Colombier, or the combined company, will achieve its expectations.

Information Sources; No Representations

The communication furnished herewith has been prepared for use by Colombier and PublicSq. in connection with the Proposed Transaction. The information therein does not purport to be all-inclusive. The information therein is derived from various internal and external sources, with all information relating to the business, past performance, results of operations and financial condition of Colombier derived entirely from Colombier and all information relating to the business, past performance, results of operations and financial condition of PublicSq. derived entirely from PublicSq. No representation is made as to the reasonableness of the assumptions made with respect to the information therein, or to the accuracy or completeness of any projections or modeling or any other information contained therein. Any data on past performance or modeling contained therein is not an indication as to future performance.

No representations or warranties, express or implied, are given in respect of the communication. To the fullest extent permitted by law in no circumstances will Colombier or PublicSq, or any of their respective subsidiaries, affiliates, shareholders, representatives, partners, directors, officers, employees, advisors or agents, be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of the this communication (including without limitation any projections or models), any omissions, reliance on information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith, which information relating in any way to the operations of PublicSq. has been derived, directly or indirectly, exclusively from PublicSq. and has not been independently verified by Colombier. Neither the independent auditors of Colombier nor the independent auditors of or PublicSq. audited, reviewed, compiled or performed any procedures with respect to any projections or models for the purpose of their inclusion in the communication and, accordingly, neither of them expressed any opinion or provided any other form of assurances with respect thereto for the purposes of the communication.

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